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S 09058344 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donnelly Penman & Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17160 Kercheval Avenue
(No. and Street)

Grosse Pointe (City) MI (State) 48230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Kirk Haggarty 313-393-3070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Godfrey Hammel, Danneels & Company, P.C.
(Name – *if individual, state last, first, middle name*)

21420 Greater Mack Avenue, St. Clair Shores, MI 48080
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

Washington, DC 100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, C. Kirk Haggarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly Penman & Partners, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. Kirk Haggarty
Signature

Managing Director
Title

BONNIE SOMERVILLE
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Sep 17 2015
ACTING IN COUNTY OF Wayne

Bonnie Somerville
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

INDEPENDENT AUDITOR'S REPORT

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying statements of financial condition of Donnelly Penman & Partners, Inc. (an S Corporation) as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donnelly Penman & Partners, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Godfrey Hammel, Danneels & Company, P.C

St. Clair Shores, Michigan
February 23, 2009

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 And 2007

	2008	2007
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 399,882	$ 461,544
Accounts receivable (net of allowance for doubtful accounts of $10,000 and $-0- at 2008 and 2007, respectively)	90,939	954,819
Accounts receivable - other	2,500	-
Investments	97,694	200,278
Prepaid expenses	41,983	53,069
Deposits	-	-
Total Current Assets	632,998	1,669,710
Property And Equipment:		
Computer equipment	80,652	76,910
Furniture and fixtures	133,510	126,057
Leasehold improvements	58,829	58,829
Total	272,991	261,796
Less: Accumulated depreciation	148,950	118,260
Net Property And Equipment	124,041	143,536
Other Assets:		
Deposits	7,870	8,870
Deferred income taxes	41,088	-
Total Other Assets	48,958	8,870
	$ 805,997	$ 1,822,116
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 9,285	$ 14,979
Accrued expenses	187,978	227,346
Deferred income taxes	6,811	-
Notes payable	-	48,440
Total Current Liabilities	204,074	290,765
Shareholders' Equity:		
Common stock	170,860	150,682
Paid-in capital	11,993	11,993
Retained earnings	419,070	1,368,676
Total Shareholders' Equity	601,923	1,531,351
	$ 805,997	$ 1,822,116

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2008 And 2007

	2008	2007
Revenues Earned	$ 3,341,853	$ 9,627,834
Operating Expenses - Net Of Client Reimbursements	4,184,814	8,716,073
Operating Income (Loss)	(842,961)	911,761
Other Income (Expense) - Net	(2,239)	37,114
Net Income (Loss) Before Income Tax Benefit	(845,200)	948,875
Income Tax Benefit	(20,277)	-
Net Income (Loss)	$ (824,923)	$ 948,875

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For The Years Ended December 31, 2008 And 2007

	2008	2007
Common Stock:		
Beginning Balance	$ 150,682	$ 133,146
Issuance Of Common Stock	20,178	17,536
Ending Balance	170,860	150,682
Paid-In Capital -		
Beginning And Ending Balance	11,993	11,993
Retained Earnings:		
Beginning Balance	1,368,676	439,387
Net Income (Loss)	(824,923)	948,875
Shareholder Distributions	(124,683)	(19,586)
Ending Balance	419,070	1,368,676
Total Shareholders' Equity	$ 601,923	$ 1,531,351

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2008 And 2007

	2008	2007
Cash Flows From Operating Activities:		
Net income (loss)	$ (824,923)	$ 948,875
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	32,018	32,189
Loss on disposal of fixed assets	2,502	3,365
(Increase) decrease in:		
Accounts receivable	861,380	(884,819)
Prepaid expenses	11,086	(12,991)
Deposits	1,000	1,879
Deferred income tax - net	(34,277)	-
Increase (decrease) in:		
Accounts payable	(5,694)	(8,050)
Accrued expenses	(39,368)	(9,369)
Net Cash Provided By Operating Activities	3,724	71,079
Cash Flows From Investing Activities:		
Purchase of fixed assets	(15,025)	(30,458)
Sales (purchases) of investments - net	102,584	38,248
Net Cash Provided By Investing Activities	87,559	7,790
Cash Flows From Financing Activities:		
Payments on debt	(48,440)	-
Common stock issued	20,178	17,536
Shareholder distributions	(124,683)	(19,586)
Net Cash Used By Financing Activities	(152,945)	(2,050)
Net Increase (Decrease) In Cash And Cash Equivalents	(61,662)	76,819
Cash And Cash Equivalents At Beginning Of Year	461,544	384,725
Cash And Cash Equivalents At End Of Year	$ 399,882	$ 461,544

Supplemental Disclosures Of Cash Flow Information -
Cash paid during the year for:

	2008	2007
Interest	$ 3,335	$ 3,942
Income taxes	$ 14,000	$ -

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 And 2007

Note 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature Of Business
The Company is a closely-held corporation with offices in Grosse Pointe, Michigan. The Company provides investment banking, trading, and wealth management services via comprehensive financial advisory services to both public and private companies, which are organized into industry groups, with particular emphasis in manufacturing, financial services, distribution, services and retail.

Cash And Cash Equivalents
For purposes of the statements of financial condition and cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company also invests excess cash in money market accounts with a national brokerage firm. See Note 2 for details.

Concentration Of Credit Risk
The Company maintains cash balances in insured financial institutions. From time to time, balances in the financial institutions may exceed amounts insured by the Federal Deposit Insurance Corporation.

The Company extends credit to its customers in the form of accounts receivable in the ordinary course of business and generally requires no collateral.

Accounts Receivable
The Company uses the reserve method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. At December 31, 2008, management has provided an allowance for doubtful accounts in the amount of $10,000. At December 31, 2007, no allowance for doubtful accounts was deemed necessary.

Property And Equipment
Property and equipment are recorded at cost. Depreciation is charged against operations over the estimated useful lives of the assets under the straight-line method. Expenditures for maintenance and repairs are charged to operations as incurred.

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 And 2007

Note 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. This election became effective August 11, 2000.

The Company is liable for Michigan Business Tax and may also be liable for other state and local income taxes in jurisdictions where the Company has nexus.

Advertising Costs
Advertising costs are expensed as incurred.

Use Of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Although actual results may differ from those estimates, management periodically evaluates the relationship between actual and estimated information to monitor the reliability of the estimated information used.

Note 2 - INVESTMENTS

The Company's securities investments, that are bought and held principally for the purpose of selling them in the near term, are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition in current assets, with the change in fair value during the year included in operations.

Investments include equity securities and money market funds and are summarized as follows at December 31, 2008 and 2007:

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 And 2007

Note 2 - INVESTMENTS (CONTINUED)

	2008	2007
Trading Securities:		
Short equity positions:		
Short equity positions, at cost	$ -	$ (2,200)
Gross unrealized gains/losses	-	150
Total short equity positions at fair market value	$ -	$ (2,050)
Total Trading Securities	$ -	$ (2,050)
Cash And Equivalents Held For Investment - Money market funds	$ 97,694	$ 202,328
Total Investments At Fair Market Value	$ 97,694	$ 200,278

The following is a summary of investment earnings recognized in income during the years ended December 31, 2008 and 2007:

	2008	2007
Trading Securities:		
Interest and dividends	$ 5,740	$ 16,637
Realized gains (losses) - net	15,116	45,149
Unrealized gains (losses) - net	-	10,546
Net investment income	$ 20,856	$ 72,332

Note 3 - INCOME TAXES

Effective January 1, 2008, the Company became liable to the State of Michigan for the newly implemented Michigan Business Income Tax. The effect of the current and deferred income taxes for the years ended December 31, 2008 and 2007 is as follows:

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 And 2007

Note 3 - INCOME TAXES (CONTINUED)

	2008	2007
Current Deferred Michigan Business Tax Liability	$ 6,811	$ -
Long-Term Deferred Michigan Business Tax Asset	$ 41,088	$ -
Michigan Business Tax Expense (Benefit):		
Current Michigan Business Tax expense	$ 14,000	$ -
Deferred Michigan Business Tax benefit	(34,277)	-
Michigan Business Tax Benefit	$ 20,277	$ -

The current deferred Michigan Business Tax liability is a result of the temporary timing differences as of December 31, 2008 between the depreciation and accounting methods for which the Company prepares its financial statements (accrual basis) and its tax return (cash basis).

The long-term deferred Michigan Business Tax asset is a result of a tax credit the Company is entitled to for temporary timing differences that existed when the Michigan Business Income Tax was enacted. Beginning in 2015, the Company is entitled to a $41,088 tax credit that will be utilized through 2030.

For the year ending, December 31, 2008, the Company's currently payable tax attributable to the Michigan Business Income Tax was $14,000.

Note 4 - NOTES PAYABLE

	2008	2007
Note payable due on demand; uncollateralized; interest payable at 6%.	$ -	$ 48,440

Note 5 - COMMON STOCK

60,000 shares authorized; 10,623 and 10,265 shares issued and outstanding at December 31, 2008 and 2007.

During 2008, 358 shares were issued to new shareholders for cash totaling $20,179.

Note 5 - COMMON STOCK (CONTINUED)

During 2007, 300 shares were issued to new shareholders for cash totaling $17,536. In addition, a shareholder transferred 457 shares to other shareholders based on a pro rata basis for equivalent consideration.

Note 6 - QUALIFIED RETIREMENT PLANS

The Company has a Profit Sharing Plan for the exclusive benefit of all eligible employees and their beneficiaries who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. Each year the Company may elect to contribute to the Plan at the discretion of the Board of Directors. The Company's contributions for the years ended December 31, 2008 and 2007 were $-0- and $217,462, respectively.

The Company also had a Cash Balance Pension Plan for the exclusive benefit of all eligible employees who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. The Board of Directors elected to terminate the Cash Balance Plan in 2007 and has frozen all future benefit accruals. The Company received Internal Revenue Service and Pension Benefit Guaranty Corporation approval for the termination of the plan in 2008. At that time the value of plan assets were not sufficient to cover the present value of accumulated plan benefits. As a result, the Company was liable for an additional contribution to the plan. The Company's contributions to the plan for the years ended December 31, 2008 and 2007 were $153,955 and $61,620, respectively.

Subsequent to December 31, 2008, all the plan assets were distributed to the plan participants according to their accumulated plan benefit at the date of distribution.

Note 6 - QUALIFIED RETIREMENT PLANS (CONTINUED)

The following is the reconciliation of the accumulated plan benefits and the value of plan assets for the Cash Balance Plan as of December 31, 2008 in accordance with FASB 35:

Present Value Of Accumulated Plan Benefits:	
Interest Rate	4.79%
Vested Participants:	
Active participants	$ 693,086
Deferred vested benefits	1,231
Total Vested Benefits	694,317
Nonvested Benefits	-
Total Present Value	$ 694,317
Market Value Of Assets	$ 537,921

Present Value As Of January 1, 2008	$ 662,582
Increase (Decrease) Attributable To:	
Due to passage of time	31,735
Additional benefits accumulated	-
Increase due to change in actuarial assumptions	-
Increase due to plan amendments	-
Benefit payments	-
Total Increase	31,735
Present Value As Of December 31, 2008	$ 694,317

Note 7 - RELATED PARTIES

The Company leases office space from a Michigan LLC, whose members are shareholders of the Company. The lease is considered to be at market rates, and is accounted for as an operating lease. The property is being leased at various rates expiring July, 2013. The 2008 and 2007 rental costs for this property were $169,062 and $164,606, respectively, and are included in the schedule of operations - investment banking.

Note 8 - LEASES

The Company is leasing various office and computer equipment, furniture, and office space under leases expiring at various dates through July, 2013. Minimum future rental payments under these non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2008 for each of the next five years and in the aggregate are:

Year Ended December 31, 2009	$ 173,178
2010	151,791
2011	145,215
2012	139,444
2013	82,562
Total minimum future rental payments	$ 692,190

Note 9 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934 (the Rule) and computes its net capital under the alternative method permitted by this Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company which is $100,000. At December 31, 2008 net capital was $291,853 which was $191,853 in excess of its minimum dollar amount.

The Company was also in compliance at December 31, 2007. At December 31, 2007 the Company's net capital was $368,320. Net capital exceeded the minimum by $268,320.

SUPPLEMENTARY INFORMATION

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying financial statements of Donnelly Penman & Partners, Inc. as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 16, 2009. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 and Reconciliation of Part IIA - Form 17a-5(a) as of December 31, 2008, and the Schedules of Operations - Investment Banking, Schedules of Operations - Trading and Schedules of Operations - Bank Management Fund for the years ended December 31, 2008 and 2007 is presented for purposes of additional analysis of the financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
February 23, 2009

DONNELLY PENMAN & PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2008

NET CAPITAL		
Total shareholders' equity		$ 601,923
Deduct ownership equity not allowable for net capital		-
Total ownership equity for net capital		601,923
Deductions And/Or Charges:		
Nonallowable assets:		
Fixed assets	$ 124,041	
Prepaid expenses	41,983	
Deposits	7,870	
Deferred income tax	41,088	
Other receivables	2,500	
Client receivables	90,939	
Total Deductions And/Or Charges		308,421
Net capital before haircuts on securities positions		293,502
Haircuts On Securities -		
Other securities		1,649
Net Capital		$ 291,853
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities Included In Statement Of Financial Condition:		
Short-term payables	$ -	
Accounts payable, accrued expenses and deferred income tax	204,074	
Total Aggregate Indebtedness		$ 204,074
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 13,604
Net Capital Requirement		$ 100,000
Excess Net Capital		$ 191,853
Excess Net Capital At 100%		$ 271,446
Ratio: Aggregate Indebtedness To Net Capital		.70 to 1

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
RECONCILIATION OF PART IIA - FORM 17a-5(a)
December 31, 2008

ASSETS	Allowable	Non-Allowable	Total
Assets per Donnelly Penman & Partners unaudited Focus Report at December 31, 2008	$ 497,576	$ 267,333	$ 764,909
Audit Adjustment - Record deferred income tax asset	-	41,088	41,088
Assets Per Audited Financial Statements	$ 497,576	$ 308,421	$ 805,997

LIABILITIES AND CAPITAL	Allowable	Non-Allowable	Total
Liabilities per Donnelly Penman & Partners unaudited Focus Report at December 31, 2008	$ 197,263	$ -	$ 197,263
Audit Adjustment - Record deferred income tax liability	-	6,811	6,811
Total Liabilities	197,263	6,811	204,074
Ownership Equity:			
Common stock	-	-	170,860
Additional paid-in capital	-	-	11,993
Retained earnings	-	-	419,070
Total Ownership Equity	-	-	601,923
Liabilities And Equity Per Audited Financial Statements	$ 197,263	$ 6,811	$ 805,997

NET CAPITAL	
Net Capital per Donnelly Penman & Partners unaudited Focus Report at December 31, 2008	$ 298,664
Adjustments:	
Increases	-
Decreases	6,811
Net Capital Per Audited Net Capital Computation	$ 291,853

See auditor's report on supplementary information.

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

INDEPENDENT AUDITOR'S REPORT DESCRIBING MATERIAL INADEQUACIES FOUND TO EXIST OR EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

SEC Rule 17a-5j requires a description of material inadequacies found to exist, or if none exist, a statement so stating.

Our audit of the Statements of Financial Condition as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended, disclosed no material inadequacies.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
February 23, 2009

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - INVESTMENT BANKING
For The Years Ended December 31, 2008 And 2007

	2008	2007
Professional Services Billed	$ 3,018,324	$ 9,058,764
Operating Expenses:		
Leased employee costs	2,974,905	7,318,672
Rent	169,062	164,606
Pension and profit sharing	151,666	255,373
Professional services	135,432	118,418
Fringe benefits	121,825	102,495
Automobile expenses	56,037	50,690
Training and continuing education	43,375	26,140
Office supplies and expense	36,639	25,787
Research	32,092	58,016
Depreciation	31,121	30,355
Travel	30,540	91,219
Dues and subscriptions	30,456	36,829
Telephone	30,188	46,674
Licenses	22,060	15,806
Outside services	21,941	46,532
Meals and entertainment	21,196	14,994
Leased equipment	17,129	17,880
Single business tax	-	10,117
Marketing and promotion	10,963	36,353
Utilities	10,707	8,933
Client relations	7,423	16,550
Parking expense	6,984	5,314
Retirement plan expenses	6,958	11,947
Repairs and maintenance	6,174	5,417
Insurance - other	5,953	6,560
Postage and delivery	5,597	12,429
Taxes - personal property	2,821	4,853
Computer supplies	2,326	2,148
Bank service charge	637	604
Charitable contributions	525	700
Interest	278	2,807
Recruiting	-	639
Subtotal	3,993,010	8,545,857

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - INVESTMENT BANKING (CONTINUED)
For The Years Ended December 31, 2008 And 2007

	2008	2007
Operating Expenses - Carried Forward	3,993,010	8,545,857
Less: Client Reimbursements	(84,052)	(194,544)
Total Operating Expenses - Net	3,908,958	8,351,313
Operating Income (Loss)	(890,634)	707,451
Other Income (Expense):		
Miscellaneous income	-	40,012
Interest income	263	467
Loss on disposal of fixed assets	(2,502)	(3,365)
Total Other Income (Expense) - Net	(2,239)	37,114
Net Income (Loss) Before Income Tax Benefit	(892,873)	744,565
Income Tax Benefit	(20,277)	-
Net Income (Loss)	$ (872,596)	$ 744,565

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - TRADING
For The Years Ended December 31, 2008 And 2007

	2008	2007
Income:		
Trading commissions	$ 4,351	$ 50,438
Investment income	20,856	72,332
Total Income	25,207	122,770
Operating Expenses:		
Trading fees	14,184	13,726
NASDAQ fees	5,409	14,530
Telephone and cable	1,387	3,972
Outside services	743	216
Taxes	19	43
Leased employee	-	62,921
Pension and profit sharing	-	5,490
Lease	-	3,953
Depreciation	-	938
Supplies	-	616
Travel and entertainment	-	560
Fringe benefits	-	442
Postage	-	115
Insurance expense (refund)	(583)	583
Total Operating Expenses	21,159	108,105
Net Income	$ 4,048	$ 14,665

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - BANK MANAGEMENT FUND
For The Years Ended December 31, 2008 And 2007

	2008	2007
Income -		
Management fees	$ 298,322	$ 446,300
Operating Expenses:		
Leased employee	140,077	200,943
Research	27,737	23,782
Professional services	22,668	4,785
Insurance	14,201	13,282
Travel	12,424	19,009
Rent	7,884	6,030
Licenses and fees	5,878	1,455
Training and continuing education	5,607	5,469
Telephone and cable	4,606	3,680
Outside services	4,319	1,846
Meals	2,887	1,141
Pension and profit sharing	2,289	18,089
Office supplies and expense	2,107	908
Depreciation	897	897
Utilities	551	970
Dues and subscriptions	279	39
Bank service charge	155	47
Postage	131	716
Subtotal	254,697	303,088
Less: Client Reimbursements	-	(46,433)
Total Operating Expenses - Net	254,697	256,655
Net Income	$ 43,625	$ 189,645

See auditor's report on supplementary information.

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

DONNELLY PENMAN & PARTNERS, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2008 And 2007

DONNELLY PENMAN & PARTNERS, INC.

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